February 28, 2025

Sean Hsieh
Chief Executive Officer
Concreit Series LLC
1201 3rd Ave., Suite 2200
Seattle, WA 98101

        Re: Concreit Series LLC
            Post-qualification Amendment No. 1 to
            Offering Statement on Form 1-A
            Filed February 20, 2025
            File No. 024-12508
Dear Sean Hsieh :

       We have reviewed your amendment and have the following comments.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

Offering Statement on Form 1-A
Signatures, page 57

1. Please revise your signature page to include a date for each signature. Please refer to the Signatures section of Form 1-A.
General

2. Please update your offering statement to include interim financial statements as of
       June 30, 2024. Please refer to Part F/S section (b)(3) and section (c) of Form 1-A.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.
 February 28, 2025
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Catherine De Lorenzo at 202-551-3772 or Pam Howell at 202-551-
3357 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Real Estate
& Construction
cc:   Saher Hamideh, Esq.